Exhibit 99.1

Mindray Announces Preliminary 2013 Operating Results and 2014 Net Revenue Guidance

SHENZHEN, China, January 13, 2014 -- Mindray Medical International Limited (“Mindray,” NYSE: MR), a leading developer, manufacturer and marketer of medical devices worldwide, today announced selected preliminary, unaudited results for the fiscal year ended December 31, 2013. The company also provided net revenue guidance for 2014.

For the year ended December 31, 2013, Mindray expects net revenue to be approximately US$1,212 million, representing a year-over-year growth of approximately 14.3%.

Based on the estimated full-year revenue, the company anticipates 2013 non-GAAP net income to be approximately US$236 million, growing approximately 11.5% year-over-year. The non-GAAP net income figure excludes the tax benefits related to the key software enterprise status ($19.4 million recognized in the first quarter of 2013) and assumes a corporate income tax rate of 15% applicable to the Shenzhen subsidiary.

This year, Mindray anticipates its net revenue to grow at least 15% year-over-year. Full-year guidance for 2014 will be provided in the fourth quarter and full-year 2013 earnings announcement.

"In 2013, we exceeded our revised financial guidance with both our sales and non-GAAP net income achieving double-digit growth. Western Europe and certain key emerging markets performed well. Additionally, we launched 11 new products and completed two more acquisitions, including the Zonare transaction, which would facilitate our entry into the high-end ultrasound business. Our employees remain Mindray’s greatest assets and we want to thank them for their contributions," commented Mr. Li Xiting, Mindray's President and Co-Chief Executive Officer.

"We forecast our 2014 revenue to increase at least 15% higher than in 2013. We anticipate Western Europe and certain emerging countries to lead our top-line growth and the market sentiment in China to gradually improve," commented Mr. Cheng Minghe, Mindray's Co-Chief Executive Officer and Chief Strategic Officer. "This year, we intend to launch another seven to 10 new products to further broaden our product offerings. We will invest in R&D and enhance our sales and service platforms in key markets to strengthen our long-term competitive position. Last but not least, management will continue to pursue growth through M&As and other collaboration opportunities."

Preliminary Results; Use of Non-GAAP Financial Measures

Mindray's preliminary 2013 results are unaudited and remain subject to the finalization of the company's year-end closing, reporting and audit processes.

Mindray has announced its expected net income for full year 2013 on a non-GAAP basis, which represents expected net income in accordance with GAAP, adjusted for the effects of dispute charges, share-based compensation and amortization of acquired intangible assets, all net of related tax impact.

Because the financial performance is subject to finalization of the company's year-end closing, reporting, and audit processes, Mindray does not provide a specific non-GAAP to US GAAP reconciliation. A reconciliation of non-GAAP results of operations measures to the nearest comparable GAAP measures will be provided in the fourth quarter and full-year 2013 earnings announcement.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including without limitation, the following statements about Mindray’s expectation of its net revenue for the year ended December 31, 2013 to be approximately US$1,212 million, representing a year-over-year growth of approximately 14.3%, Mindray’s anticipation of its 2013 non-GAAP net income to be approximately US$236 million, growing approximately 11.5% year-over-year based on the estimated full year revenue, Mindray’s assumption of a corporate income tax rate of 15% applicable to the Shenzhen subsidiary, Mindray’s expectation that Zonare transaction would facilitate its entry into the high-end ultrasound business, Mindray’s forecast of its 2014 revenue to increase at least 15% higher than in 2013, Mindray’s anticipation that Western Europe and certain emerging countries will lead its top-line growth and the market sentiment in China will gradually improve, Mindray’s intension to launch another seven to 10 new products to further broaden its product offerings, Mindray’s plan to invest in R&D and enhance its sales and service platforms in key markets to strengthen its long-term competitive position as well as statement that Mindray’s management will continue to pursue growth through M&As and other collaboration opportunities are forward-looking statements. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual results due to a variety of factors, including, without limitation, the growth and expected growth of the medical device market in China and internationally; relevant government policies and regulations relating to the medical device industry; market acceptance of our products; our expectations regarding demand for our products; our ability to expand our production, our sales and distribution network and other aspects of our operations; our ability to stay abreast of market trends and technological advances; our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others; our ability to settle disputes with our customers and suppliers; competition in the medical device industry in China and internationally; and general economic and business conditions in the countries in which we operate. The anticipated results for 2013 remain subject to the finalization of Mindray’s year-end closing, reporting and audit processes, particularly as related to, among others, accrued expenses, income taxes, share-based compensation expenses, and expenses and/or amortization of intangible assets. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in our public filings with the Securities and Exchange Commission. For a discussion of other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 5 of our annual report on Form 20-F filed on April 8, 2013. Our results of operations for the fourth quarter of 2013 and for fiscal year 2013 are not necessarily indicative of our operating results for any future periods. Any projections in this release are based on limited information currently available to us, which is subject to change. Although such projections and the factors influencing them will likely change, we will not necessarily update the information. Such information speaks only as of the date of this release.

About Mindray

We are a leading developer, manufacturer and marketer of medical devices worldwide. We maintain our global headquarters in Shenzhen, China, U.S. headquarters in Mahwah, New Jersey and multiple sales offices in major international markets. From our main manufacturing and engineering base in China, we supply through our worldwide distribution network a broad range of products across three primary business segments, namely patient monitoring and life support, in-vitro diagnostic, and medical imaging systems. For more information, please visit http://ir.mindray.com.

For investor and media inquiries, please contact:

In China:

Cathy Gao

Mindray Medical International Limited

Tel: +86-755-8188-8023

Email: cathy.gao@mindray.com

In the U.S:

Hoki Luk

Western Bridge, LLC

Tel: +1-646-808-9150

Email: hoki.luk@westernbridgegroup.com